8285 El Rio, Suite 190 Houston, TX 77054 Phone 346.396.4770

May 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jane Park

Re:     Request for Acceleration of Effectiveness of

          Registration Statement on Form S-3 as amended (File No. 333-286912)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nuo Therapeutics, Inc. hereby respectfully requests that the effective time of the above referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on Monday, May 12, 2025, or as soon thereafter as practicable.

Please contact David T. Mittelman of Lucendo LLP at (415) 854-0453 to confirm once the above referenced Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Nuo Therapeutics, Inc.

By:   /s/ David E. Jorden

         David E. Jorden

     Chief Executive and Financial Officer

cc: David T. Mittelman, Esq.

      Lucendo LLP